U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

DATE OF REPORT: August 10, 2026

Gratus Capital Properties Fund III, LLC
(the “Company”)

Commission File No. 024-12537

EIN No. 85-4126748

Delaware

(State of other jurisdiction of incorporation or organization)

718 Washington Ave N,

Suite 400

Minneapolis, MN 55401

Office: (651) 999-5344

Email: hello@gratusfunds.com

Class A and Class B Interests

(Issued pursuant to Regulation A)

ITEM 4. Changes in Issuer’s Certifying Accountant

Item 4.1 Dismissal of Boladale Lawal & Co.

i.	On August 4, 2026, the Company dismissed Boladale Lawal & Co. (“Boladale”) as the Company’s independent registered public accounting firm.

ii.

Boladale’s audit reports on the financial statements of the Company for the fiscal years ended December 31, 2025 and 2024 contained no adverse opinion or disclaimer of opinion, nor were they qualified as to uncertainty, audit scope or accounting principles.

iii.	The dismissal of Boladale was agreed to by the Company’s Manager.

iv.

During the fiscal years ended December 31, 2025 and 2024, and through August 4, 2026, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) or reportable events ( as described under Item 304(a)(1)(v) of Regulation S-K) with Boladale on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused Boladale to make reference to the subject matter of the disagreement in connection with its reports.

v.

The Company provided Boladale with its disclosures in this Current Report on Form 1-U disclosing the dismissal of Boladale and requested in writing that Boladale furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not they agree with such disclosures. Boladale’s response is filed as an exhibit to this Form 1-U.

Item 4.2 Appointment of KNAV CPA LLC

i.

Following careful deliberation, on August 4, 2026, the Company engaged KNAV CPA LLC (“KNAV“) as the Company’s independent registered public accounting firm, beginning the fiscal year ending December 31, 2026.

ii.

Prior to retaining KNAV, the Company did not consult with KNAV regarding either: (i) the application of accounting principles to a specified transaction, either contemplated or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” or a “reportable event” (as those terms are defined in Item 304 of Regulation S-K).

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ITEM 9. Other Events

Additional Investment in Maple Grove Industrial Property

On December 17, 2025, the Company invested $3,500,000 in cash to acquire membership interests in DECO Shakopee LLC, a Minnesota limited liability company formed to acquire and own an industrial property located at 9000 Forestview Lane and 9155 Cottonwood Lane, Maple Grove, Minnesota. Through this initial $3,500,000 investment, the Company has acquired approximately 34.0% of the interests in DECO Shakopee LLC. In connection with the investment, the Company also entered into a Unit Purchase Agreement with an existing member (incorporated by reference hereto as Exhibit 6.5), pursuant to which the Company will make an additional $2,070,008 investment in DECO Shakopee LLC. As part of this Purchase Agreement, the Company has entered into a $2,070,008 promissory note with a maturity date of December 31, 2026, with a fixed 9% interest rate. After paying off this promissory note, the Company has committed to make an additional $1,000,000 capital contribution to DECO Shakopee LLC to fund a future roof replacement. Upon completion of the additional unit purchases and funding of the roof capital contribution (which the Company expects will completed with funds raised in this Offering), the Company will have invested approximately $6,570,008 (not including interest paid under the promissory note) and own approximately 52.2% of DECO Shakopee LLC.

On March 31, 2026, the Company made a $1,047,530 payment pursuant to this agreement on March 31, 2026 (consisting of $1,100,613.34 in principal and $53,082.94 in interest). On June 30, 2026, the Company made an additional $706,113.68 payment pursuant to this agreement (consisting of $683,170.96 in principal plus $22,942.72 in interest). As of June 30, 2026 and the date of this Report, the Company owns approximately 46% of DECO Shakopee LLC and has pledged to make an additional $1,339,306.64 in principal payments and contributions from the proceeds of its Regulation A offering.

Index to Exhibits

Exhibit 6.5*	Maple Grove Membership Interest Purchase Agreement

Exhibit 9.1	Letter re: Change in Certifying Accountant

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* Filed as an attachment to Gratus Capital Properties Fund III LLC Current Report Pursuant to Regulation A filed on Form 1-U as filed with the Securities and Exchange Commission on December 23, 2025.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Gratus Capital Properties Fund III LLC

/s/ Jason Weimer
By: Jason Weimer
Manager of GCPF Management LLC
Manager

/s/ Robert Barlau
By: Robert Barlau
Manager of GCPF Management LLC
Manager

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